Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following remarks were given at a presentation to CBOT members by the CBOT’s Chairman:

Chicago Board of Trade Chairman’s Mid-Year Meeting

Charles Carey’s Remarks

Thursday, June 17, 2004

Thank you for attending the 2004 mid-year meeting in person or via MemberNet. I want to personally thank this great membership for all of the support that has been shown to me, the Board of Directors, and our very professional management team led by Bernie Dan.

At this time last year, we were preparing for heightened competition. We had recently inked the historic agreement with the CME for the Common Clearing Link, and we were working toward implementing our new electronic trading platform. Many in the industry were skeptical about our ability to execute these ambitious projects.

What a difference a year makes. Today, it is clear that our critics underestimated the competitive abilities of the CBOT. Let me share with you a few indications that the exchange has made the right decisions to drive value for members:

❑	Last month, a full seat sold for $885,000, the highest sale ever in our history.

❑	May volume topped 55 million contracts – a monthly record for the exchange.

❑	Year-to-date, total volume is up about 44 percent.

❑	Through the Common Clearing Link, we are delivering $1.7 billion in capital requirement reductions back to our customers – that is $100 million more than initially estimated by the exchange.

❑	And, our financial position is sound.

One of the reasons for this success is that during the last year and a half, the CBOT has been the aggressor driving change for our industry. We have made sure that our pricing is highly competitive. Further, we have introduced bold initiatives to widen our base of users and increase access to the exchange. We have made great strides in expanding CBOT’s product distribution, reaching out to both Europe and Asia. Earlier this year, we launched the e-cbot permit program, which was designed to aggressively target the European proprietary trading community. That group of traders was previously very active at exchanges abroad but did not generate tremendous volume in the U.S.

I am happy to report that since introducing the permit program, the number of CBOT European market participants has increased sharply. To date, 22 new European firms have signed up to trade CBOT markets.

Several of those firms have expressed an interest in leasing seats, a trend we expect to continue.

The CBOT’s strategy for expanding its international base of market users is closely tied to technology. Today, the exchange offers the world’s best electronic trading system for futures. The system’s speed and functionality continues to attract new customers to our markets. We have received an overwhelmingly positive response to our new system – another confirmation that the CBOT’s decision to switch technology providers was the right one.

Technology not only has improved the CBOT’s trading environment – it also has allowed us to reach out to market users new to our exchange. Last month, together with our technology provider Euronext.liffe, we established a telecom hub in Gibraltar. The growing trading community there now has a cost-effective method of connecting to the exchange. Firms located remotely are very interested in trading our highly liquid markets, particularly if we make it easy for them to do so. Currently, we are exploring opportunities to install hubs in Asia and other locations worldwide.

Asia is another area where we see tremendous potential. We are working with several exchanges there through our memorandums of understanding, and currently our focus is on Japan, Taiwan and China.

As a part of our international outreach efforts, I recently traveled to Brazil to explore the possibility of a South American soybean contract. You probably saw the recent articles in the Chicago Tribune earlier this week, which described the rising dominance of Brazil in the world’s soybean markets. In the coming weeks, some large players in that market will be visiting Chicago to give further input on a possible design of a CBOT South American soybean contract. This product would be a tremendous opportunity for the exchange to fill an outstanding need in the marketplace, while leveraging the liquidity of our current soybean contracts.

Our work on developing a South American soybean contract is one example of a new emphasis at the CBOT: increased discussions with customers regarding the development of new products. Today we are working very closely with customers to insure that our new products fit an unquestionable need in the marketplace.

Our strategy to improve the CBOT’s overall trading environment extends well beyond the products and services we offer. It is my number one priority to fully automate our open auction markets, while also deploying new technology. As you know, we have established new performance standards for the trading floor. These standards are designed to make trading execution faster and more efficient.

Of course we face challenges in meeting our goals; however, we continue to develop enhanced technology for our open auction markets and create workable solutions for you and our customers. Some people on the floor are already doing a great job in utilizing technology now available. But everyone should be providing the same level of quality service. I want to thank you for your cooperation and support with these initiatives, which are crucial to maintaining the CBOT’s highly competitive stance.

I also wanted to give you a brief update on the lawsuit and our restructuring process. As you know, we have already reached a settlement in the minority member lawsuit, which has been preliminarily approved by the court. The parties in the lawsuit now are working on a notice that will be provided to all members regarding the details of the settlement agreement. We believe that the settlement is fair and a victory for everyone involved, and we are optimistic about moving forward to complete the process.

In anticipation of finally settling this litigation, we will today file with the SEC our revised registration statement in order to recommence SEC review. In the coming month, our Board will consider certain additional measures that would enhance our strategic options as a for-profit entity. Once the SEC declares our registration statement effective, we can then move forward with a membership vote and complete our demutualization.

While the CBOT’s has accomplished a tremendous amount in a very short time, we still must realize that our world is a highly competitive one. Even with our record volume and seat prices, now is definitely not the time to let our guard down and become complacent – rather, we must stay as focused as ever and continue to look for opportunities for growth. By concentrating on better access, distribution, technology and customer service, I am confident that together, we can continue to work on growing our great exchange.

My door is always open, should you want to talk to me about any of these initiatives. Now, the CBOT executive team and I would be happy to answer any questions that you have.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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